Major Shareholder Notification

Toronto, Ontario – November 16, 2011: Caledonia Mining Corporation (the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) has received notification from Pinetree Capital Ltd. (“Pinetree”), a Canadian publicly traded diversified investment and venture capital company, that it has purchased 290,000 common shares of the Company through the facilities of the Toronto Stock Exchange.  Pinetree has also advised the Company that, as a result of the purchase of the shares, it and its joint actors collectively hold an aggregate of 50,263,000 common shares of the Company – or approximately 10.04% of the Company’s total issued and outstanding common shares.  Of this total, Pinetree owns 48,250,000 shares, being approximately 9.6% of the Company’s total issued common shares.

For more information, please contact:

Caledonia Mining Corporation	Collins Stewart Europe Limited
Mark Learmonth	John Prior / Sebastian Jones
Tel: + 27 11 447 2499	Tel: + 44 20 7523 8350
marklearmonth@caledoniamining.com

Renmark Financial Communications Inc	Collins Stewart LLC
John Boidman or Dustin Buenaventura Tel: +1 514 939 3989 or +1 416 644 2020 jboidman@renmarkfinancial.com	Dan Mintz Tel: +1 212 389 8022 DMintz@collinsstewartllc.com
dbuenaventura@renmarkfinancial.com

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com